FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   ☐

This Form 6-K consists of:

1.	News release issued on May 9, 2012, by Panasonic Corporation (the registrant), commented on media report about the consolidated financial results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By: /s/ MASAHITO YAMAMURA

Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 9, 2012

May 9, 2012

FOR IMMEDIATE RELEASE

Media Contacts:

Atsushi Hinoki (Japan)

Global Public Relations Office

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Haruhiko Sezaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Comments on Media Reports

Osaka, Japan, May 9, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today commented on certain media report about the company’s consolidated financial results. The media report is not on any official announcements by Panasonic. Panasonic currently intends to announce consolidated financial results for fiscal 2012, ended March 31, 2012, and financial forecasts for fiscal 2013, ending March 31, 2013, on May 11, 2012.

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